Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (1)

	Year ended December 31,
	2011	2010	2009	2008	2007
Net loss from continuing operations	$(22,208)	$(7,300)	$(11,174)	$(21,816)	$(17,239)
Fixed charges:
Interest Expense	1,536	1,484	1,526	398	390
Amortized debt discount and debt issuance costs	84	49	38	5	16
Estimated interest component of rent expense	213	196	182	190	174
Total fixed charges	1,833	1,729	1,746	593	580
Net loss from continuing operations plus fixed charges	$(20,375)	$(5,571)	$(9,428)	$(21,223)	$(16,659)
Ratio of earning to fixed charges	—	—	—	—	—

(1) The ratio of earnings to fixed charges is defined as earnings divided by fixed charges.  For purposes of this ratio, earnings is defined as net loss from continuing operations plus fixed charges.  Fixed charges are defined as the sum of interest expense and the component of rental expense that we believe to be representative of the interest factor for these amounts.